

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2023

Michael Casamento
Chief Financial Officer
Amcor plc
83 Tower Road North
Warmley, Bristol
United Kingdom, BX308XP

> **Re: Amcor plc**
> **Form 10-K for the Year Ended June 30, 2022**
> **Form 10-Q for the Quarter Ended December 31, 2022**
> **Form 8-K furnished February 7, 2023**
> **File No. 001-38932**

Dear Michael Casamento:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing